Aureus Incorporated
200 South Virginia, Suite 800
Reno Nevada, 89501

January 30, 2015

Dear Mr. Link:

On behalf of Aureus Incorporated, a Nevada corporation (the “Company”), we are responding to comments in the letter from the Staff of the Securities and Exchange Commission (“Staff”) dated January 26, 2015  relating to the Company’s Prospectus on Form S-1 filed on January 14, 2015.  The responses below have been numbered to correspond with the comments in your January 26, 2015  letter.

Re:           AureusIncorporated
 Amendment No. 2 to Registration Statement on Form S-1 Filed January 14,2015
 File No.333-200114

General

1. We note from your response to comment 1 that the shares were issued on December23, 2014. We also note your statements that the 2,430,000 shares in the private placementto the 34 shareholders were purchased between July 25, 2014 and September 12, 2014.It appears that you did not issue the 2,430,000 shares when you received the paymentfor those shares with the subscription agreements. Please disclose why those shares werenot issued when the offering of those shares was terminated. Additionally, aspreviously requested provide us with an analysis of why the offering should not be characterized asa primary offering by the company. It is unclear how you determined that this offering isa valid secondary offering rather than a primary offering. Please provide us withyour detailed analysis.

We have noted this comment and provide the following analysis:

With respect to why the offering should not be characterized as a primary offering, is for the reason that all subscription agreements and corresponding checks were received by the Company in a private placement under Regulation S between July 25 and September 12, 2014 at that time the offering was closed andthe Company received no other subscriptions from shareholders subsequent to September 12 , 2014. The shares purchased were recorded on the Company stock ledger. This was not an offering to the public, as this was a private offering to friends, non-affiliated, family or business associates (none of which would be deemed an affiliate), of which 34 shareholders purchased 2,430,000 shares pursuant to the private placement.

Additionally, approximately 60 days lapsed from the time the final shares were sold and the private offering closed to initial filing of the Registration Statement on Form S-1. In regard to the issuance of the shares occurring on December 23, 2014, this was result of running an existing business, preparation of materials for the Registration Statement and a planned vacation, as well as business travel, finding and, as mentioned  engaging a transfer agent took this amount of time.  Just prior to December 23, 2014, the Registrant engaged a transfer agent, ( Quick Silver Stock Transfer of Las Vegas Nevada) a form of  Share Certificates were approved, and the stock ledger sent to the to the transfer agent. The share Certificates evidencing the share subscriptions were issued on December 23, 2014 (with a Securities Act of 1933 restrictive legend).  Subsequently, in this Registration Statement,  the shares are being registered for resale. Consequently,  the Registration Statement is intended as a prospectus for the resale by the listed non-affiliate holders of common stock (tacking back to the private placement). Each respective shareholder in the private placement had their stock come to rest prior to filing a registration statement for their possible resale at a future date.

 Selling Shareholders, page16

2. We reissue prior comment 6. It appears you continue to omit the identification ofthe footnotes from the table. Please revise your table to include the footnotes following the table, as previously requested.

We have noted this comment and have added the following footnotes and identification numbers as previously requested.

 (1) Name of Selling Shareholder

(2) Shares Owned Before the Offering

(3) Total Number of Shares to be Offered for the Security Holder's Account

(4) Total Shares Owned After the Offering is Complete

(5) Percentage of Shares Owned After the Offering is Complete

Directors, Executive Officers…, page23

3. Your revised disclosure does not appear to address clearly prior comment 8; therefore, we reissue the comment. Please discuss clearly the specific experience, qualifications, attributes or skills that led to the conclusion that each of your directors should serve as a director, as required by Item 401(e)(1) of Regulation S-K.

We have revised our disclosure as required by Item 401(e)(1) of Regulation S-K.

Liquidity and Capital Resources, page 36

4. We reissue prior comment 10.  Given your liquidity requirements on both a short-term (12 months) and long-term basis, please describe clearly the course of action you propose to take or have taken to remedy such deficiency.

We have noted this comment and  have added the following disclosure:

The following table sets forth are anticipated expenses during the next year

Category	Planned Expenditures Over The Next 12 Months
Legal and Accounting Fees	$7,000
Office Expenses	$2,500
Mineral Property Exploration Expenses	$9,500
TOTAL	$18,500

At January 29, 2015 we had a cash balance of $19,931. We have not implemented our business plan to date. In order complete Phase 1, with an estimated cost of $9,500 and Phase II, with an estimated cost of $27,500 of our anticipated exploration program we will need to raise additional funds commencing immediately, with Phase 1 expected to commence between April 1 and May 31, 2015. To date we have not commenced our exploration program.

Our first year’s exploration budget is $9,500 for Phase 1 on the Gold Creek Property without additional funding . We are having to raise additional funds of approximately $125,000 commencing immediately, to allow us sufficient time to raise the additional capital and to meet our second year operations of approximately $125,000 exploration costs of $94,644 (Phases II and III). We can currently fund operations for approximately the next 12 months. In light of a probable short fall and to remedy our short and long term capital requirements we have commenced seeking additional funding through further sales of our common stock, loans from our officers and directors and or shareholders.

The Company hereby acknowledges:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,
/s/ Dong Gu Kang
President